SMSA Crane Acquisition Corp.
174 FM 1830
Argyle, TX 76226
(972) 233-0300 (phone)
(940) 455-7337 (fax)

November 23, 2009

Mr. H. Christopher Owings Assistant Director United States Securities and Exchange Commission Judiciary Plaza 100 F Street, N.W. Washington, DC 20549 Mail Stop 3561

Re:	SMSA Crane Acquisition Corp.
Registration Statement on Form 10
Filed October 8, 2009
File No. 0-53800

Dear Mr. Owings:

          SMSA Crane Acquisition Corp. (the “Company”), hereby requests the withdrawal of its Registration Statement on Form 10, SEC File No. 0-53800. If the Staff has any questions or comments, please call our legal counsel, Richard B. Goodner at 214-587-0653.

Very Truly Yours,

/s/ Timothy P. Halter

Timothy P. Halter
President, Chief Executive Officer
And Chief Financial Officer